UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibit to this report on Form 6-K and incorporated by reference herein is the Registrant’s proxy statement for the annual meeting of shareholders to be held on December 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: November 18, 2010

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Thursday, December 30, 2010 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect Messrs. Eric Green, Yaron Tchwella, Shimon Bar-Kama and Zvi Peled as directors of the Company (in addition to two outside directors currently serving on the Board of Directors);

(2)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting of shareholders;

(3)	To approve the terms of service and compensation of Mr. Gur Shomron for his service as the Chairman of the Board of Directors of the Company during 2010;

(4)	To approve the terms of employment and compensation of Mr. Yaron Tchwella, who is nominated to be a director of the Company; and

(5)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2009.

Shareholders of record at the close of business on November 30, 2010 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card  in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: Yael Peretz, VP, General Counsel; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

November 18, 2010	By Order of the Board of Directors, Gur Shomron Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday, December 30, 2010 at 2:00 P.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Annual General Meeting: (i) Messers. Eric Green, Yaron Tchwella, Shimon Bar-Kama and Zvi Peled be elected as directors of the Company; (ii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iii) the terms of service and compensation to be paid to Gur Shomron for his service as the Chairman of the Board of Directors of the Company during 2010, be approved; (iv) the terms of employment and compensation to be paid to Yaron Tchwella, who is nominated to be a director of the Company, be approved; and (v) the Consolidated Financial Statements of the Company for the year ended December 31, 2009 be received and considered.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 30, 2010 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 1, 2010, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on November 16, 2010, 23,691,480 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 16, 2010, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Prescott Group Capital Management, LLC (2)	6,181,731	25.6%

Lake Union Capital Management, LLC(3)	1,670,508	7.1%

Arik Kilman(4)	1,493,533	6.1%

Columbia Pacific Opportunity Fund, LP(5)	1,213,526	5.1%

All directors and officers as a group (12 persons)(6)	2,025,150	8.5%
____________
(1)
Percentages in the above table are based on 23,691,480 Ordinary Shares outstanding as of November 16, 2010 and do not include 1,874,161 Ordinary Shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
Based on a Schedule 13D filed by Prescott Group Capital Management, L.L.C. (“Prescott”) on June 2, 2010. The number of shares owned includes an aggregate of 409,372 Ordinary Shares underlying warrants exercisable within 60 days of the date thereof. Excluding such warrants, Prescott’s holdings constitute 24.36% of the Ordinary Shares outstanding as of November 16, 2010.

(3)	Based on a Schedule 13G/A filed by Michael Self, Lake Union Capital Management, LLC and Lake Union Capital Fund, LP on August 4, 2010, the voting power is shared by and among the three of them.

(4)
Number of shares owned includes an aggregate of 725,000 Ordinary Shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(5)
Based on a Schedule 13G filed by Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors, LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty on July 27, 2010, the voting power is solely vested with Columbia Pacific Advisors, LLC.

(6)	Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6).The Board has set the current number of directors at six (6), of which two are outside directors.

The following four nominees have advised the Company that they will agree to serve as directors if appointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

Each of the four nominees listed below shall hold office until the next annual general meeting of shareholders and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Eric Green. Mr. Green, age 53, has served since 2001 as Managing Director at Prescott Group Capital Management LLC, a public equity investments company. Prescott Group is the largest shareholder of the Company. Prior to joining Prescott Group, Mr. Green was co-founder of ELT, Inc., a privately held US technology company. Mr. Green was responsible for strategic planning, sales, marketing and product/business development at ELT. Mr. Green is a Series 65 Certified Investment Advisor under the US Uniform Investment Adviser Law. Mr. Green holds a B.S. in Business Marketing from Oklahoma State University.

Yaron Tchwella, age 50, is currently serving as Executive Vice President Business Development of the Company and before that served as the Chief Executive Officer of the Company from January 2009 until April 2010. Prior to that, between August 2008 and December 2008, Mr. Tchwella served as President of the Company.  During 2007 and 2008, Mr. Tchwella served as President of Comverse Inc. Prior to that, as part of his eleven years of employment at Comverse, Mr. Tchwella served as President of the Messaging Division and held other various executive managerial positions. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13-year period at Advanced Technology Ltd., known today as Ness Technology. Mr. Tchwella holds a BSc in electrical engineering from Tel Aviv University.

Shimon Bar-Kama. Mr. Bar-Kama is a controlling shareholder of Paragon Systems Marketing Ltd., a consultancy company mainly in the fields of marketing, business development and business planning. Mr. Bar-Kama has served as director and general manager of Paragon since 1991.  From 2002 through 2004, Mr. Bar-Kama served as Vice President Marketing and Sales of Soltam Systems Ltd.  Prior to that, from 1999 through 2002, Mr. Bar-Kama served as Chief Executive Officer of Multi Vision Technology Ltd. Mr. Bar Kama also served as outside director in several public Israeli companies, including, TAT Technologies Ltd., Orbit-CS Ltd. and Dirom Ltd. Mr. Bar-Kama holds a BSc. in aeronautical engineering from the Technion, Israel Institute of Technology.

Zvi Peled. Mr. Peled has served since October 2008 as Chief Executive Officer of Apollo Network Services Ltd., an Israeli private company which manages projects in the field of defense, energy and transportation. Prior to that, from 2005 through 2008, Mr. Peled served as Executive Vice President Strategic Planning of Asia Global Technologies Ltd., a private company in the field of homeland security and intelligence. From 1999 through 2005, Mr. Peled served as Chief Executive Officer of Flash Networks Ltd. From 1998 through 1999, Mr. Peled served as President and Chief Executive Officer of Geotek Technology Inc., a US private company. Prior to that, from 1996 through 1998, Mr. Peled served as President and Chief Executive Officer of Bogen Communications International, Inc., a public company traded on NASDAQ. Before his service at Bogen, Mr. Peled served in several managerial positions at Elbit Computers Ltd. Mr. Peled holds a B.S. in electronic engineering from the Technion, Israel Institute of Technology.

The Company has three additional directors, who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”). Out of the three outside directors, two will continue their service as outside directors after the Annual General Meeting, in addition to the above nominees. Following is their biographical information.

Michael Chill, age 43, has served as one of the Company’s outside directors and a member of the Company’s Audit Committee since July 2003. Since July 2009, Mr. Chill has served as Managing Director at Roth Capital Partners LLP, an investment bank. From January 2008, Mr. Chill served as a Managing Director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

Sam Somech, age 58, has served as one of the Company's outside directors and a member of the Company's Audit Committee since January 2009. Since 2007, Mr. Somech has served as a Chairman of the Boards of Directors of Corelsense, Inc., Dapper, Inc., Action Base, Inc., and GigaSpaces, Inc. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its Chief Executive Officer from its inception until 2006.  Previously, Mr. Somech served as president and Chief Technology Officer of Cicero, Inc., a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as Chief Executive Officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electronic engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

Remuneration and Other Information

The following table sets forth with respect to all directors of the Company as a group the remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2009:

	Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors’ fees, personal benefits, commissions, and bonuses	Securities or property (calculated according to the fair value pursuant to the US Generally Accepted Accounting Principles)
All directors as a group (consisting of 5 persons)	$457,468	$539,325

The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee whose members are all of the Company’s outside directors: Michael Chill, Amira Berkovitz-Amir and Sam Somech. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors. All of the Company’s Audit Committee members are independent within the meaning of the applicable NASDAQ requirements. The Company’s Board of Directors has determined that Mr. Michael Chill and Ms. Amira Berkovitz-Amir, both members of the Audit Committee, are "audit committee financial experts" as defined by applicable SEC regulations. In accordance with NASDAQ rules and SEC regulations, compensation of the Company’s executive officers is approved by all of the independent directors.

During 2009, the Company’s Board of Directors convened 20 times, 2 of which were held at the Company’s offices and 18 were held via telephone where all participants could hear and be heard by each other. During 2009, the Audit Committee of the Board of Directors convened 8 times, 2 of which were held at the Company’s offices and 6 were held via telephone where all participants could hear and be heard by each other. During 2009, the Company's directors attended in average 95% of the board meetings.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Eric Green, Yaron Tchwella, Shimon Bar-Kama and Zvi Peled be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

Adoption of this resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends that the shareholders vote “For” the election of each of Messrs. Eric Green, Yaron Tchwella, Shimon Bar-Kama and Zvi Peled as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – REAPPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft, independent registered public accounting firm, BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2009 was $290,000 as approved by the Audit Committee and the Board of Directors.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 3 – APPROVAL OF TERMS OF SERVICE AND COMPENSATION OF MR. GUR
SHOMRON AS CHAIRMAN OF THE BOARD DURING 2010

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders’ approval.

The Company's Audit Committee and the Board of Directors approved, subject to shareholders’ approval, the terms of service and compensation of Mr. Shomron for his service as an Executive Chairman of the Board of Directors from April 13, 2010 through December 31, 2010. As Executive Chairman of the Board, Mr. Shomron is managing the Company’s activities relating to providing IT services to customers and the Company's activity relating to the Company’s strategy, mergers and acquisitions and strategic partners. In addition, Mr. Shomron serves as Chairman of the Board of the Company’s subsidiary, Zulu Software, Inc. Mr. Shomron’s proposed consultancy agreement (hereinafter in this Item 3, the "Agreement"), includes the following:

The Agreement shall come into effect retroactively, on April 13, 2010, the date on which Mr. Shomron was appointed as Chairman of the Board by the Board of Directors, and shall end on December 31, 2010 (the “Services Term”).

In accordance with the Agreement, beginning on April 13, 2010, Mr. Shomron is hired on a part time position in a scope of 75%. Mr. Shomron shall be entitled to the following compensation: (a) fees (the "Fees") equal to $ 138,859 for the Services Term, to be paid in New Israeli Shekels (“NIS”) calculated based on the US$ representative exchange rate published by the Bank of Israel known at the date of payment, provided, however, that in no event such exchange rate shall be less than NIS 3.65 per US$1; and (b) 8,250 RSUs to be granted on the date of the shareholder approval of the Agreement. The RSUs will be granted under the terms and conditions set forth in the Company's 2007 Award Plan and in accordance with the Company’s standard grant letter. The RSUs will fully vest on the date of the grant.

Mr. Shomron is also entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service.

The Agreement also includes non-competition and non-solicitation provisions.

In case that this proposal is approved by the Shareholders, all cash compensation paid to Mr. Shomron as non-employee director from April 13, 2010, will be offset from the compensation due to him under the Agreement. In case that this proposal is not approved, Mr. Shomron will receive compensation as a non-employee director.

Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Shomron abstaining), subject to the approval of the shareholders of the Company, the terms of service of Mr. Shomron in accordance with the Agreement, as described above.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the terms of service of Mr. Shomron and his compensation, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the terms and compensation of Mr. Shomron.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. Whereas Mr. Shomron has an interest in the foregoing proposed resolution, Mr. Shomron refrains from making a recommendation with respect to such resolution.

ITEM 4 – APPROVAL OF TERMS OF EMPLOYMENT
AND COMPENSATION OF MR. YARON TCHWELLA,
NOMINATED TO BE A DIRECTOR OF THE COMPANY

As mentioned under Item 3 above, under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders’ approval.

The Company's Audit Committee and the Board of Directors approved the terms of employment and compensation of Mr. Tchwella for his service as Executive Vice President Business Development of the Company effective as of August 16, 2010. Mr. Tchwella’s role is to manage the Company’s activity related to strategic partnerships and alliances, strategic customers and strategic transactions. The Company's Audit Committee and the Board of Directors approved that such terms of employment will continue upon appointment of Mr. Tchwella as director of the Company (as proposed under Item 1 above) for his services as director and executive of the Company. Mr. Tchwella’s proposed employment agreement (hereinafter in this Item 4, the "Agreement"), includes the following:

The Agreement commenced on August 16, 2010 and shall end on August 15, 2011. The Company and Mr. Tchwella may, by mutual consent, extend the term of the Agreement for additional two terms of twelve months under the same terms. The Agreement may be terminated earlier by either of the parties in accordance with the terms of the Agreement.

In accordance with the terms of the Agreement, Mr. Tchwella is employed on a part time position in a scope of 50%. Mr. Tchwella is entitled to a base salary (the "Base Salary") equal to $160,000 per annum, paid monthly, to be paid in NIS calculated based on the US$ representative exchange rate published by the Bank of Israel, provided, however, that in no event such exchange rate shall be less than NIS 3.65 per US$1.0. Under the Agreement, Mr. Tchwella was granted on September 15, 2010 50,000 RSUs under the terms and conditions set forth in the Company's 2007 Award Plan and in accordance with the Company’s standard grant letter. One quarter of the RSUs vested on the date of grant and the remaining RSUs shall continue to vest in 3 equal quarterly installments on the first day of each of the three following calendar quarters of service in 2011. Any RSUs that have not become vested on the date of termination of service will become null and void.

In addition, during the term of the Agreement, Mr. Tchwella will be entitled to a bonus of 2% to 4% of revenues generated by the Company from strategic transactions accomplished by the Company or its subsidiaries during the term of the Agreement or within 3 months thereafter, as a result of Mr. Tchwella's efforts, provided, however, that such transactions were approved by the Board of Directors as "Qualified Transactions" and further provided that the amount of the bonus shall not exceed $1 million. The Base Salary for the period commencing on August 16, 2010 shall be deducted from the amount of the bonus payable to Mr. Tchwella.

Under the terms of Mr. Tchwella former employment agreement as Chief Executive Officer of the Company, as a result of the approval of the proposed Agreement in this Item 4, the RSUs granted to Mr. Tchwella under his former employment agreement, which terminated on August 15, 2010, will continue to vest as long as Mr. Tchwella continues to be employed by the Company. Accordingly, 174,167 RSUs granted to Mr. Tchwella prior to August 15, 2010, under his former employment agreement as Chief Executive Officer of the Company, which will not be vested prior to Annual General Meeting, will continue to vest according to their original schedule, until the termination of Mr. Tchwella's employment under the Agreement described under this Item 4. Under the new employment agreement described herein, such RSUs will become immediately vested on August 15, 2011, provided that Mr. Tchwella is employed on such date by the Company as Executive and serves as Director.

During the employment term under the Agreement, Mr. Tchwella shall be entitled to a benefits package which includes, inter alia, contributions by the Company to a Managers' Insurance Policy in an amount equal to 8.33% of the Base Salary, Further Education Fund contributions by the Company of 7.5% of the Base Salary, vacation days at the minimal amount due to Mr. Tchwella according to the law, sick leave according to the law and recuperation pay as required by law.

Mr. Tchwella is also entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service, and to use a company car which its expenses are borne by the Company, in accordance with the Company's generally applicable policy.

Each of the parties shall be entitled to terminate the Agreement upon a 3-month prior notice, or a shorter period in certain circumstances defined in the Agreement.

In the event that Mr. Tchwella is appointed as a director of the Company (under Item 1 above) but his employment terms under this Item 4 are not approved, then Mr. Tchwella shall serve as a non-employee director and shall be entitled to the compensation generally payable to the Company’s non-employee directors.

The Agreement also includes non-competition and non-solicitation provisions.

Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the employment terms of Mr. Tchwella in accordance with the Agreement, as described above.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the employment terms of Mr. Tchwella and his compensation, as approved by the Audit Committee and the Board of Directors, including (i) the continuation of the vesting of the RSUs granted to Mr. Tchwella under his former employment agreement as Chief Executive Officer of the Company, and (ii) the acceleration of vesting of RSUs granted to Mr. Tchwella under his former employment agreement, which have not yet vested, be, and the same hereby are, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the employment terms and compensation of Mr. Tchwella.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 5 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2009 is available at the Company’s Web site, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, Gur Shomron Chairman of the Board of Directors

November 18, 2010